Exhibit 99.1

Ballard Power Systems Inc. News Release	Ballard Power Systems 9000 Glenlyon Parkway Burnaby BC V5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Protonex Shareholders Approve Acquisition by Ballard Power Systems

For Immediate Release – September 15, 2015

VANCOUVER, BC, CANADA and SOUTHBOROUGH, MA, USA – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) and Protonex Technology Corporation (“Protonex”; www.protonex.com) have announced that, at a meeting of the Protonex shareholders held today in Southborough, MA, Protonex shareholders approved the acquisition of Protonex by Ballard. The proposed acquisition of Protonex, a leading designer and manufacturer of advanced power management products and portable fuel cell solutions, is expected to close on or before September 30, 2015.

As consideration for the transaction, Ballard is assuming and paying Protonex’s debt obligations at closing, currently estimated at approximately $4.4 million, and is paying the balance of consideration through the issuance of approximately 11.2 million Ballard shares. The number of Ballard shares to be issued is subject to adjustment based on the final debt obligations at closing.

About Ballard Power Systems

Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

About Protonex Technology Corporation

Protonex Technology Corporation has deployed thousands of portable power solutions to the U.S. Army, U.S. Navy, U.S. Marine Corp, U.S. Air Force, U.S. Special Operations Command and U.S. National Guard, as well as to commercial and government-funded institutions, such as the Ocean Observatories Initiative. The only company to commercialize both PEM and SOFC fuel cell technologies, and with in-house research, design, test and manufacturing capabilities, Protonex has the unique capability and flexibility to go rapidly from concept, to design, to field testing, to deployment. Innovators in fuel cell design, and the inventors of the modern Intelligent Power Manager, Protonex continues to provide solutions to power problems for the military, scientific and commercial communities. For more information about Protonex power managers, chargers and fuel cells, please visit www.protonex.com.

Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including statements regarding the completion of the transaction, the expected benefits arising from completion of the transaction, the future growth of Protonex after completion of the transaction, and the continued availability of Protonex personnel following completion of the transaction. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events and results to differ materially from those described in such forwarding-looking statements include: risks related to the completion of the transaction, such as obtaining all required shareholder, regulatory and other approvals and the satisfaction of the conditions to completion of the transaction; and risks relating to Ballard’s successful integration of Protonex and its operations, such as the loss of key personnel due to the transaction, the disruption to the operation of Ballard and Protonex’s respective businesses, the cost of integration exceeding that projected by Ballard and the integration failing to achieve the expected benefits of the transaction.

These forward-looking statements represent the Company's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Further Information

Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com